Exhibit 12.1

                   Financial Security Assurance Holdings Ltd.
          Computation of the Ratio of Earnings to Fixed Charges and the Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
                        (in thousands except for ratios)

               The information appearing below presents historical
                 consolidated financial results for the Company

                                                        Year Ended December 31,
                                                       -------------------------
                                         1994       1995       1996      1997       1998
                                         ----       ----       ----      ----       ----
Earnings:
   Income before income taxes         $ 78,290   $ 75,042   $105,563   $129,548   $157,251
   Interest Expense                        536         57      2,166      5,325     10,625
   Portion of rental expense
     deemed to be interest (1)           1,024      1,030      1,042      1,077      1,173

            Earnings                  $ 79,850   $ 76,129   $108,771   $135,950   $169,049
Fixed Charges:
   Interest Expense                   $    536   $     57   $  2,166   $  5,325   $ 10,625
   Portion of rental expense
     deemed to be interest (1)           1,024      1,030      1,042      1,077      1,173

            Fixed Charges (2)         $  1,560   $  1,087   $  3,208   $  6,402   $ 11,798

Preferred Stock Dividends             $      0   $      0   $      0   $      0   $      0

Ratio of Earnings to Fixed Charges        51.2       70.0       33.9       21.2       14.3

Ratio of Earnings to Combined Fixed
   Charges and Preferred Stock
   Dividends                              51.2       70.0       33.9       21.2       14.3

(1) One third of rental expense is estimated to be representative of the interest factor.

(2)   The Company had no capitalized interest for the periods presented.